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May 10, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Amendment No. 3 to Form 10-12B

Filed April 26, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 3, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 3 to the Registration Statement on Form 10, File No. 001-35769, filed on April 26, 2013 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 3 to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated May 10, 2013.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 18

1.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company’s combined financial statements.

The Company will provide this information in a pre-effective amendment when the distribution ratio has been finalized.

Unaudited Pro Forma Combined Financial Statements, page 49

Notes to the Unaudited Pro Forma Combined Financial Statements, page 54

2.	We refer to footnote (e). Please revise to disclose how the adjustments to equity in the earnings of affiliates represented by footnote (e)(iii) were calculated or determined. Your revised disclosure should also clarify if the $(5) million and $26 million for the six months ended December 31, 2012 and year ended June 30, 2012 include any related tax effect and should disclose the effective tax rates used to determine any tax effects.

Response:

Foxtel is a 50/50 partnership with Telstra (an unrelated third party) and as a consequence it is not a separate taxpayer for Australian tax purposes. Its income is passed through to its partners on a pre-tax basis. As a result of the consolidation of FOX SPORTS Australia in November 2012, Foxtel’s earnings flow directly to New News Corporation with New News Corporation becoming responsible for its proportionate share of taxes on Foxtel’s earnings/(losses). The adjustment to equity earnings of $(5) million and $26 million for the nine months ended March 31, 2012 and year ended June 30, 2012 are necessary to reflect the earnings of Foxtel on a pre-tax basis and were calculated using the Australian statutory tax rate of 30%. As a result, the equity earnings/(losses) of Foxtel are reflected on an aggregate pre-tax basis and the income tax effect related to the Foxtel equity earnings/(losses) are recorded in the tax provision using the Australian statutory tax rate of 30% results.

In response to the Staff’s comment, we have revised part (iii) of the footnote (f) to clarify that the adjustment reflects the consolidation of FOX SPORTS Australia.

Business, page 58

Equity Investments, page 68

3.	We note the discussion of Foxtel’s US GAAP results of operations for the six months ended December 31, 2012 that has been added on page 68. Given that the company owns a 50% interest in this entity and will only share in Foxtel’s earnings to the extent of such ownership, please revise this discussion to also indicate what the company’s share of the equity in earnings of this entity would be for the six months ended December 31, 2012.

The Company has revised its disclosure on page 69 to address the Staff’s comment.

Financial Statements, page F-1

Other

4.	Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

The Company has included updated financial statements in the Information Statement pursuant to Rule 3-12 of Regulation S-X to address the Staff’s comment.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan Lovells US LLP

Annex A

On behalf of New Newscorp LLC (the “Company”) and in connection with the filing of Amendment No. 4 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP LLC

By: /s/ Janet Nova
Name: Janet Nova
Title: Attorney-in-Fact for K. Rupert Murdoch